UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
(Amendment No. 4)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

COX RADIO, INC.
(Name of Subject Company)
COX RADIO, INC.
(Name of Person Filing Statement)

Class A common stock, par value $0.33 per share
(Title of Class of Securities)
224051102
(CUSIP Number of Class of Securities)
Robert F. Neil
President and Chief Executive Officer
Cox Radio, Inc.
6205 Peachtree Dunwoody Road
Atlanta, Georgia 30328
(678) 645-0000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Jay M. Tannon
Frank M. Conner III
Michael P. Reed
DLA Piper LLP (US)
500 8th Street, NW
Washington, DC 20004
(202) 799-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment
The purpose of this Amendment No. 4 on Schedule 14D-9/A (together with any Exhibits hereto, this “Amendment”) is to amend Item 4, The Solicitation or Recommendation, Item 8, Additional Information, and Item 9, Exhibits.
All capitalized terms used in this Amendment without definition have the meanings ascribed to them in Amendment No. 3 to the Schedule 14D-9 filed with the Securities and Exchange Commission (the “Commission”) on May 1, 2009 (the “Schedule 14D-9”) and this Amendment.
Item 4. The Solicitation or Recommendation.
Solicitation Recommendation.
The following is inserted at the end of the first paragraph under the heading “Solicitation Recommendation”:
     The recommendation, including the fairness determination, of the Special Committee is made on its behalf and on behalf of the Board.
Background of the Offer.
The 41st paragraph under the heading “Background of the Offer” is replaced in its entirety as follows:
     On April 21, 2009, the Special Committee’s financial advisor and Media and Enterprises’ financial advisor met in person to negotiate a new Offer Price. The Special Committee’s financial advisor provided Media and Enterprises’ financial advisor with an overview of pre- and post-tender offer trading prices and a minority interest premiums paid analysis detailing representative initial offer and final offer premiums in such transactions. A copy of the Special Committee’s financial advisor’s presentation to Media and Enterprises’ financial advisor is filed as Exhibit (a)(5)(M) to this Amendment and is incorporated herein by reference. The Special Committee’s financial advisor informed Media and Enterprises’ financial advisor that the Special Committee had given the Special Committee’s financial advisor authority to solicit the views of the Company’s stockholders regarding the Offer. Media and Enterprises’ financial advisor shared with the Special Committee’s financial advisor the feedback it had received from stockholders regarding the Offer. Media and Enterprises’ financial advisor also informed the Special Committee’s financial advisor that Enterprises is a disciplined buyer.
Opinion of Financial Advisor.
All of the paragraphs under the heading “Opinion of Financial Advisor—Updated Analysis” are replaced in their entirety as follows:
     After the Company disclosed the First Quarter Preliminary Financial Results on April 13, 2009, Gleacher delivered to the Special Committee an update to its analysis during the Special Committee’s telephonic meeting on April 16, 2009. A copy of Gleacher’s presentation to the Special Committee is filed as Exhibit (a)(5)(N) to this Amendment and is incorporated herein by reference.
     At that meeting, Gleacher reviewed the First Quarter Preliminary Financial Results and the March Forecast with the Special Committee. Gleacher also reviewed each of the financial analyses it had previously undertaken in arriving at its opinion. Gleacher then discussed with the Special Committee how the First Quarter Preliminary Financial Results and the March Forecast impacted each of the financial analyses that Gleacher had previously undertaken. Gleacher noted that the historical trading analysis and minority interest premiums paid analysis were not impacted by the First Quarter Preliminary Financial

Results and the March Forecast. The selected public company analysis, discounted cash flow analysis, and financial covenants analysis, however, were impacted by the First Quarter Preliminary Financial Results and the March Forecast. With respect to the selected public company analysis, Gleacher noted that on a book value of debt basis, the multiples had remained relatively constant. On a market value of debt basis, however, the multiples had fallen due to lower debt prices. With respect to the discounted cash flow analysis, Gleacher noted that the forecasted increase in operating cash flow for the remainder of 2009 as set forth in the March Forecast increased the implied value per Share from a range of $0.67 to $4.32 to a range of $0.93 to $4.71. With respect to the financial covenants analysis, Gleacher noted that the projected increase in operating cash flow for the remainder of 2009 and decrease in net debt resulted in a projected leverage ratio of 4.74 in the fourth quarter of 2009 versus the covenant limit 5.0 times net debt to operating cash flow under the Revolving Credit Facility, which was a marginal improvement against the numbers in the February Forecast. Additionally, Gleacher noted that based on the March Forecast, the operating cash flow cushion at December 31, 2009 had increased from $1 million to $4 million.
     Gleacher noted that while the First Quarter Preliminary Financial Results and March Forecast were better than anticipated and showed some improvement, the impact of such improvement was immaterial. Gleacher confirmed that the First Quarter Preliminary Financial Results and the March Forecast did not change its opinion that, as of such date, the Offer Price to be paid in connection with the Offer is fair, from a financial point of view, to the Company’s stockholders (other than Media and Enterprises).
     Gleacher delivered to the Special Committee an update to its analysis during the Special Committee’s telephonic meeting on April 23, 2009 with respect to a new Offer Price to be proposed to Media and Enterprises that would increase the likelihood of satisfying the majority of the minority condition, including the following methodologies used in its analysis: (a) pre- and post-tender offer trading prices, (b) minority premiums paid analysis whereby the transaction was completed and the initial offer was raised, and (c) prices that have led to the successful completion of offers to average interim trading prices during such offers. A copy of Gleacher’s presentation to the Special Committee is filed as Exhibit (a)(5)(O) to this Amendment and is incorporated herein by reference.
     On April 27, 2009, Gleacher provided the Special Committee with its summary of Media and Enterprises’ financial advisor’s presentation to Gleacher on April 24, 2009 with respect to the Special Committee’s proposed new Offer Price of $5.00 per Share. A copy of Media and Enterprises’ financial advisor’s presentation to Gleacher on April 24, 2009 is filed as Exhibit (c)(11) to the Schedule TO. A copy of Gleacher’s presentation to the Special Committee is filed as Exhibit (a)(5)(P) to this Amendment and is incorporated herein by reference. As Gleacher’s presentation is intended as a summary, it should be read together with Media and Enterprises’ financial advisor’s presentation to Gleacher.
     Gleacher noted that Media and Enterprises’ financial adviser relied upon five methodologies in responding to the Special Committee’s proposed new Offer Price of $5.00 per Share: (a) firm value to EBITDA, (b) unaffected stock price, (c) share price premium, (d) recent Share price and (e) research views. Gleacher summarized that the firm value to EBITDA, unaffected stock price, and research views analysis should not be considered because they did not account for a price that Gleacher believed could lead to a successful completion of the Offer.
     With respect to the share price premium analysis, Gleacher noted that Media and Enterprises’ financial advisor suggested that the proposed new Offer Price of $5.00 per Share represented a 51.5% premium to pre-Offer trading levels of the Shares and was significantly above the premium for completed representative transactions, which had highs of 44.0% for tender offers and 44.7% for shareholder vote transactions. Gleacher advised that the high premiums for tender offers and shareholder vote transactions suggested by Media and Enterprises’ financial advisor implied a per Share price of $4.75 and $4.78, respectively.
     In discussing the recent share price analysis used by Media and Enterprises’ financial advisor, Gleacher noted that Media and Enterprises’ financial advisor had suggested that the proposed new Offer Price of $5.00 per Share represented a 14.2% premium to where the Shares had traded since the Company had disclosed that Media and Enterprises were giving serious consideration to increasing the Offer Price to $4.20 per Share and that the 14.2% premium was above the interim trading price in tender offers which ranged from 0% to 6%. Gleacher stated that it believes that a 10% to 12% premium more accurately reflects transactions whereby the initial offer price was raised and the transaction was completed. This equates to a per Share price of between $4.82 and $4.91.
Item 8. Additional Information.
Litigation.
The last sentence of the first paragraph under the heading “Litigation” is replaced in its entirety as follows:
On April 30, 2009, the Superior Court of Gwinnett County in Georgia extended the stay in the Georgia State Action until the last week in June. By letter dated May 6, 2009, plaintiff in the Georgia State Action informed the Superior Court of Gwinnett County in Georgia that she would not renew her motion for a temporary restraining order but rather would pursue her rights as a putative class member in connection with the settlement proceedings in the Delaware Actions.

Item 9. Exhibits.

Exhibit	Description
Number

*(a)(2)(A)	Letter, dated April 3, 2009, from the Special Committee to the Company’s stockholders.

*(a)(2)(B)	Press release issued by the Company on April 3, 2009, entitled “Cox Radio, Inc. Issues Response/Recommendation Statement Regarding Tender Offer of Cox Media Group, Inc.”

*(a)(2)(C)	Press release issued by the Company on April 1, 2009, entitled “Cox Radio, Inc. Forms Special Committee to Evaluate Cox Media Group’s Tender Offer.”

*(a)(2)(D)	Press release issued by the Company on April 20, 2009, entitled “Cox Radio, Inc. Issues Revised Response/Recommendation Statement Regarding Tender Offer of Cox Media Group, Inc.”

*(a)(2)(E)	Press release issued by the Company on April 30, 2009, entitled “Cox Radio, Inc. Recommends the Tender Offer by Cox Media Group, Inc. at the Increased Offer Price of $4.80 Per Share.”

*(a)(2)(F)	Letter, dated May 1, 2009, from the Special Committee to the Company’s stockholders.

*(a)(5)(A)	Letter, dated March 22, 2009, from Enterprises to the Board.

*(a)(5)(B)	Press release issued by the Company on March 23, 2009, entitled “Cox Radio Comments on Cox Enterprises Tender Offer.”

*(a)(5)(C)	Opinion of Financial Advisor, dated April 1, 2009.

*(a)(5)(D)	George Leon v. Cox Radio, Inc., et al., Case No. 4461, Delaware Chancery Court (filed March 27, 2009).

*(a)(5)(E)	Coral Springs Police Pension Fund v. Cox Radio, Inc., et al., Case No. 4463, Delaware Chancery Court (filed March 30, 2009).

*(a)(5)(F)	Ruthellen Miller v. James C. Kennedy, et al., Case No. 09-A-02921-9, Superior Court of Gwinnett County (filed March 30, 2009).

*(a)(5)(G)	Unanimous Written Consent of the Board, dated March 31, 2009.

*(a)(5)(H)	Unanimous Written Consent of the Board, dated April 19, 2009.

*(a)(5)(I)	Donald Dixon v. James C. Kennedy, et al., Case No. 1:09-CV-0938-JEC, U.S. District Court Northern District of Georgia, Atlanta Division (filed April 8, 2009).

*(a)(5)(J)	In re Cox Radio, Inc. Shareholders Litigation, Case No. 4461, Delaware Chancery Court (filed April 7, 2009).

*(a)(5)(K)	Presentation by Financial Advisor to the Special Committee, dated April 1, 2009.

*(a)(5)(L)	Memorandum of Understanding, dated April 29, 2009, among the parties to the Delaware Actions.

(a)(5)(M)	Presentation by Financial Advisor to Media and Enterprises’ financial advisor, dated April 21, 2009.

(a)(5)(N)	Presentation by Financial Advisor to the Special Committee, dated April 16, 2009.

(a)(5)(O)	Presentation by Financial Advisor to the Special Committee, dated April 23, 2009.

(a)(5)(P)	Presentation by Financial Advisor to the Special Committee, dated April 27, 2009.

*(e)(1)	Promissory Notes, dated December 4, 2003, filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.

*	Previously filed.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COX RADIO, INC.

By:	/s/ Charles L. Odom

Name:	Charles L. Odom
Title:	Chief Financial Officer
Dated: May 7, 2009